Exhibit 1.01

C&J Energy Services Ltd.

Conflict Minerals Report for the Year Ended December 31, 2014

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“Report”) of C&J Energy Services Ltd. (including its subsidiaries, the “Company,” “C&J Energy Services” or “C&J”) for the calendar year ended December 31, 2014, which has been prepared and is here presented in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, which requires certain reporting and public disclosures related to conflict minerals described in more detail herein. Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purpose of this assessment (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act). The Rule 13p-1 reporting and public disclosure requirements apply to registrants whatever the geographic origin of the utilized conflict minerals and whether or not the utilized conflict minerals where sourced in a manner to fund armed conflict. Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions of the terms used in this Report (collectively, the “Conflict Minerals Rules”), unless otherwise defined herein.

In accordance with Rule 13p-1, if a registrant knows, or has reason to believe, that any of its products within the scope of Rule 13p-1 contain conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and are not from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of its conflict minerals and submit annually (as an exhibit to Form SD) a report to the U.S. Securities and Exchange Commission (the “SEC”) that includes a description of those due diligence measures and other required disclosures. The information included in this Report includes the activities of the Company’s wholly owned subsidiaries, all of which are subject to the C&J Energy Services Conflict Minerals Policy and Compliance Program & Due Diligence Framework.

Statements in this Report are based on the Company’s due diligence activities performed to date in good faith and are based on information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete or erroneous supplier data, incomplete or erroneous smelter and refiner (collectively referred to as “smelters” in this Report) data, ongoing certifications of smelters and continued guidance or amendments to the Conflict Minerals Rules. Additionally, this Report may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, some of which are beyond our control, that could negatively impact our results and performance.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

I. Executive Summary

Manufacturing Activities

C&J Energy Services is a leading completion and production services provider in North America. Further, as explained in more detail herein, the Company manufactures certain equipment and other products used in the energy services industry, which are sold to third parties and also used in the Company’s operations. However, manufacturing is not the Company’s primary business, nor does it comprise a significant part of the Company’s business, operations or financial position. The Company’s manufacturing activities contributed less than 1.1% of the Company’s consolidated revenue for calendar year 2014. Please see Section II “Company Overview” for additional information about C&J Energy Services and the products that it manufactures.

Supply Chain

C&J Energy Services’ supply chain is complex and is heavily reliant on purchases from distributors rather than product manufacturers. There are multiple tiers between the Company and the smelter and country of origin of any conflict minerals used in its manufactured products. The Company does not make purchases of raw or unrefined conflict minerals, nor does the Company make purchases in any of the Covered Countries. Accordingly, the Company must rely upon its suppliers to provide information on the origin of any conflict minerals contained in materials supplied to the Company, including the sources of conflict minerals that are sourced by the Company’s suppliers from sub-tier suppliers.

C&J Energy Services believes it is essential to establish validated, conflict-free sources of conflict minerals. The Company has advised its suppliers that it expects them to source conflict minerals from certified conflict-free smelters (such as those audited through the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Smelter program (“EICC-GeSI CFS Program”)), perform due diligence on the source and chain of custody of the conflict minerals sourced for the Company, and provide an explanation of their due diligence measures to the Company upon request.

C&J Energy Services Conflict Minerals Policy, Compliance Program & Due Diligence Framework for Reasonable Country of Origin Inquiry

C&J Energy Services is committed to the responsible sourcing of materials and ensuring that its sourcing practices do not support conflict, human rights abuses and crimes against humanity. As part of this commitment, the Company has adopted a Conflict Minerals Policy. A copy of the C&J Energy Services Conflict Minerals Policy is available on the Company’s website at: http://www.cjenergy.com/company-profile/corporate-responsibility/conflict-minerals/.

In accordance with the Company’s Conflict Minerals Policy, the Company has established a Conflict Minerals Compliance Program & Due Diligence Framework to ensure compliance with the Conflict Minerals Policy by all C&J Energy Services companies. The Conflict Minerals Compliance team is led by the Company’s Legal department and includes representatives from the Company’s procurement division, Research & Technology division and several distinct manufacturing businesses.

In accordance with the Company’s Conflict Minerals Compliance Program & Due Diligence Framework, the Company evaluates its manufacturing businesses and divisions to identify those products that the Company manufactures for sale to third parties that contain conflict minerals. With respect to the Company’s manufactured products generally, the presence of conflict minerals is due to the presence of such minerals in materials obtained from suppliers, or from the utilization of conflict minerals in the manufacturing processes employed by the Company’s suppliers. For those manufactured products that are determined to contain conflict minerals, the Company then compiles a list of the suppliers from whom the Company purchases materials containing conflict minerals used in each manufactured product. For certain manufactured products, including particularly those manufactured by the Company’s equipment manufacturing business, however, the process for determining whether any of the components that this business assembles into equipment contain conflict minerals entails too many resources to resolve internally. Accordingly, the Company’s diligence measures with respect to the suppliers of the equipment manufacturing business are designed to have each supplier provide information about the presence of conflict minerals in the materials it provides, as well as origin of any conflict minerals present in such materials and other factual information.

The Company has developed and implemented a supply chain due diligence framework designed to determine the origin of any conflict minerals used in its manufactured products. The Company designed its due diligence framework to materially conform with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework. The Company’s due diligence measures generally include: (1) conducting a “Reasonable Country of Origin” (“RCOI”) focused supply-chain survey with respect to those identified direct suppliers of materials containing conflict minerals using the Electronic Industry Citizenship Coalition and Global e-

Sustainability Initiative Conflict Minerals Reporting Template (the “EICC-GeSI Template”), which asks suppliers to identify the conflict minerals contained in their materials, report information about the sources of those conflict minerals, and provide other information that can be used to assess whether the supplier is sourcing those conflict minerals from known smelters that directly or indirectly support conflict in the Covered Countries and (2) to the extent the supplier has identified the smelters, comparing those identified smelters against the list of facilities which have been identified as “conflict free” by the EICC-GeSI CFS Program.

II. Company Overview

C&J Energy Services provides a full range of well services involved in the completion, life-of-well maintenance and plugging and abandonment of a well to oil and natural gas drilling and production companies primarily in North America. The Company’s services include hydraulic fracturing, coiled-tubing, cased-hole wireline, cementing, workover, well-servicing, and other ancillary well site services. Additionally, we provide fluid management services, including those related to the transportation, storage and disposal of various fluids utilized in connection with drilling, completions, workover and maintenance activities. We operate in most of the major oil and natural gas producing regions of the continental United States and Western Canada. We also have an office in Dubai and we are working to establish an operational presence in key countries in the Middle East.

C&J Energy Services’ operations reflect the impact of the Company’s growth strategy and investment in strategic initiatives designed to strengthen, expand and diversify its business through service line diversification, vertical integration and technological advancement. In implementing its acquisition strategy, the Company acquired an equipment manufacturing business in 2011 and a data acquisition and control systems manufacturing business in 2013. The Company utilizes the equipment and products manufactured by these vertically integrated businesses in its day-to-day operations, and also sells them to third-party customers in the energy services industry. During 2013, the Company also began organically developing a specialty chemicals supply business for completion and production services. Additionally, the Company has taken a multi-faceted, integrated approach to developing its directional drilling capabilities. In April 2013, C&J Energy Services acquired a provider of directional drilling technology and related downhole tools. Building on that technology through its Research & Technology division, the Company introduced directional drilling services as a new service offering to its customers in the second quarter of 2014.

The Company’s manufacturing businesses with third party sales during the 2014 calendar year are as follows:

•	Equipment Manufacturing Business: The Company’s equipment manufacturing business constructs equipment used in the energy services industry, including hydraulic fracturing pumps, coiled tubing units and pressure pumping units for third-party customers, as well as for the Company’s internal needs. Certain materials and components provided to the Company through its supply chain and contained in the equipment that this business assembles contain conflict minerals, and such conflict minerals are necessary to the functionality or production of that equipment. The Company’s equipment manufacturing business contributed less than 0.8% of the Company’s consolidated revenue for the 2014 calendar year.

•	Data Acquisition and Control Systems: In December 2013, the Company acquired a manufacturer of data acquisition and control systems. Certain materials and components provided to the Company through its supply chain and contained in the data acquisition and control systems that this business assembles contain conflict minerals, and such conflict minerals are necessary to the functionality or production of that equipment. This business contributed less than 0.3% of the Company’s consolidated revenue for the 2014 calendar year.

For more information about the Company, please see the Company’s website at www.cjenergy.com as well as the Company’s filings with the SEC. Information contained on or available through the Company’s website is not a part of or incorporated into this Report, the accompanying Form SD or any other report that the Company may file with or furnish to the SEC.

III. 2014 Reasonable Country of Origin Inquiry and Conflict Status Conclusion

To identify which of the Company’s suppliers to survey regarding the source of the conflict minerals used in the Company’s manufactured products for purposes of this Report, C&J first conducted an analysis of the products that it manufactured for sale to third parties between January 1, 2014 and December 31, 2014 to determine which products contained conflict minerals. For those manufactured products the Company was able to determine were in scope, the Company then compiled a list of those suppliers from whom it purchased materials that contained conflict minerals. For the products manufactured by the Company’s equipment manufacturing business, however, the process of attempting to determine internally which products may have maintained conflict minerals was too time-consuming, expensive and complicated. Accordingly, the Company instead reached out to all of its suppliers in an effort to have each of its supplier provide information about the presence of conflict minerals in the materials it provides.

For purposes of the RCOI, the Company contacted each of the identified suppliers and asked them to provide information regarding their supply chain using the EICC-GeSI Template. Each supplier was sent a letter requesting its support of the RCOI, including the full completion and timely return of the EICC-GeSI Template. Many of the Company’s suppliers are distributors and passed the Company’s RCOI to their suppliers with whom the Company does not have any contractual relationship. The Company surveyed approximately 440 suppliers (excluding sub-suppliers) and approximately half of those surveyed suppliers provided some manner of a response to the inquiries made as part of this RCOI. The cooperating suppliers provided data at either the supplier level or the product level but, in many cases, the supplier responses did not relate specifically or solely to materials supplied to the Company. Many supplier responses discussed the various sources from which they acquire conflict minerals but could not attribute any such purchases to particular products that may have been sold to any particular customer. Some of the suppliers returned EICC-GeSI Templates that were incomplete or only represented a portion of their supply chain. Overall, supplier responses at various levels of our supply chain indicated as follows:

•	A small number of suppliers stated that they source conflict materials from a Covered Country. The responses indicated that in some instances the Company’s suppliers sourced the same materials from smelters both within and outside of the Covered Countries and that it was not possible for the supplier to identify with any certainty which materials contained conflict minerals sourced from within the Covered Countries, or whether any of the materials sold to the Company actually contained any conflict minerals that may have been sourced within the Covered Countries.

•	Some of the smelters obtain conflict minerals from outside the Covered Countries

•	Some of the conflict minerals were sourced from recycled or scrap sources

•	Some of the conflict minerals were sourced from unknown origins or from smelters that the supplier and the Company were unable to verify as businesses with valid smelting operations.

Accordingly, we were unable to verify with certainty the source and chain of custody of all of the conflict minerals used in our products.

Based on the above, despite having conducted a good faith RCOI, the Company has concluded that for the 2014 calendar year its status is “DRC Conflict Undeterminable” because it was unable to verify or otherwise determine the country of origin of many of the conflict minerals used in its manufactured products or identify the facilities used to process those conflict minerals.

IV. 2014 Due Diligence Measures

For the 2014 calendar year, the Company’s due diligence activities included:

1.	Submitting the EICC-GeSI Template to suppliers of materials reasonably believed to contain or potentially contain conflict minerals. The EICC-GeSI Template provides a standardized method for the Company’s use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier materials that are incorporated in the Company’s manufactured products for sale to end- use customers.

2.	Evaluating the smelters identified by the Company’s in the EICC-GeSI Template to determine whether those facilities are considered “conflict free” by the EICC-GeSI CFS Program. The EICC-GeSI CFS Program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

3.	Following with suppliers, and with the suppliers of its distributors, by phone and/or email in order to obtain full and complete responses to the RCOI.

4.	In numerous instances, the Company received, after repeat inquiries, incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier materials, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, the Company contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.

V. Risk Mitigation & Improvement Program

During the 2015 calendar year, the Company intends to implement steps to improve the information gathered from its RCOI due diligence process to further mitigate the risk that any necessary conflict minerals used in the Company’s manufactured products benefit armed groups, including the following:

•	The Company will continue to work with suppliers to increase the overall response rate by suppliers, as well as the quality of responses by those suppliers who provided incomplete or insufficient information in an effort to obtain more fulsome, complete and accurate information in 2015.

•	The Company will continue to request information and supporting data from suppliers providing materials to the Company that are subject to 2015 reporting requirements by utilizing the EEIC-GeSI Template, and will pursue a fulsome, complete and accurate response that identifies materials containing conflict materials down to the smelter.

•	The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company’s 2015 conflict minerals reporting obligation.

•	The Company will continue to educate its suppliers regarding the Conflict Minerals Rules and the Company’s compliance and due diligence expectations, including by providing all suppliers with a copy of the Company’s Conflict Minerals Policy. This will continue to be a key part of the Company’s supplier vetting processes.

•	The Company will where appropriate include a conflict minerals clause in its purchase orders, terms and conditions and procurement contracts. Current procurement contracts will be reviewed and the Company will attempt to add a conflict minerals clause upon any renewal of such agreements or when otherwise appropriate.